Exhibit 99.1

NexGen Commences 125,000 m Feasibility Stage Drilling Program and Technical Studies at the Arrow Deposit

VANCOUVER, Jan. 21, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to announce that the largest drill program in the Company's history focused on optimizing mine development has begun at our 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan. The drill program results will be incorporated into a NI43-101 Bankable Feasibility Study ("FS" or the "Study"), building on the successful outcomes highlighted in the Company's Pre-Feasibility Study ("PFS") (see News Release dated November 5, 2018) which demonstrated the Arrow Project to be an exceptional development opportunity for NexGen, Saskatchewan and Canada.

The development optimization program consists of a minimum 125,000 m using 10 diamond drill rigs focusing on three objectives:

  Convert High Grade Indicated Mineral Resources to Measured Mineral Resources: Approximately 71,000 m will be drilled at a spacing sufficient to support the conversion of the currently defined high-grade ("HG") Indicated Resource (currently 256.6 M lbs of U3O8 contained in 2.89 M tonnes grading 4.03% U3O8) to Measured Resource. Measured Mineral Resources represent the highest level of mineral resource estimate, providing a significant amount of technical detail on the FS mine plan, design and economics.
  Covert Inferred Mineral Resources to Indicated Mineral Resources: Approximately 54,000 m will be drilled to support the conversion of part of the currently defined Inferred Resource (currently 91.7 M lbs of U3O8 contained in 4.84 M tonnes grading 0.86% U3O8) to an Indicated Resource. Further conversion of Inferred to Indicated Mineral Resources will optimise the usable mineral inventory for the FS mine plan which can only incorporate Indicated or higher classification resources in compliance with the NI 43-101 guidelines.  Given the strong continuity of mineralization seen at Arrow, the conversion of Inferred to Indicated resources since delineation drilling commenced has been very efficient and predictable.
  Geotechnical and Hydrogeological Characterization: Approximately 12,500 m of the 125,000 m will also incorporate the geotechnical and hydrogeological characterization of the rock mass in the areas of potential mine development and Underground Tailings Management Facility ("UGTMF").  This additional analysis will build upon the significant geotechnical, hydrogeological and metallurgical testing that has been incorporated into the PFS.

The 125,000 m of drilling outlined above will be added to the existing 296,000 m of drill data collected to date by NexGen to form the basis of an FS which will incorporate an updated Mineral Resource Estimate and scheduled for release in H1/2020.  The FS will increase design detail to a resolution necessary to support at a minimum a Class 3 cost estimate (AACE International standard). The objectives of the FS are as follows:

  Further optimization of the proposed development of the Arrow Deposit with respect to mine design (stope layouts, development, and production schedule) based on only Measured and Indicated mineral resources,
  Defining a level of design to support the comprehensive Environmental Assessment applications,
  Engaging with construction experts to optimize construction sequencing, utilization of pre-fabrication, offsite module assembly, and identify alternative opportunities to advance project development timelines,
  Continuing the advancement of the UGTMF design to optimize tailings density and further reduce tailings volumes enabling the opportunity to minimize the surface footprint of the mine,
  Leveraging opportunities for capital cost optimization while increasing confidence in the capital and operating cost estimates,
  Integrating innovative but proven mining, milling and environmental technologies and sustainable practices including the evaluation of alternative energy solutions to further increase NexGen's sustainability commitment.

Drilling program target areas can be found in the figures 1 and 2.

Financial

  The Company has cash on hand of approximately ~$110 million.

Leigh Curyer, President and Chief Executive Officer, commented: "This year's drill program will be the largest in the Company's history to date, and reportedly, in Canada for a uranium project in 2019. The team has focused considerable effort into the planning of the drill program and technical studies, which leverages our experience in optimizing mine development, processing and elite environmental management practices. With the opening this week of the new Saskatoon project office, which has been designed at a capacity to take NexGen through to reaching its objective of becoming a major producer of uranium on the world stage, it is very exciting times for the NexGen team and Saskatchewan."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The technical characteristics of the Arrow deposit has allowed for rapid growth and increased confidence through each successive drill program. This is an exciting time at NexGen, focussing on continued advancement of the Arrow deposit through the requisite development stages."

Figure 1: Focus of Objective 1 and 2 Drilling (CNW Group/NexGen Energy Ltd.)

Figure 2: Focus of Objective 3 (CNW Group/NexGen Energy Ltd.)

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G., David A. Ross M.Sc., P.Geo., Val Coetzee, M.Eng., Pr.Eng., and Mark Wittrup, M.Sc., P.Eng.,P.Geo. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com. A technical report in respect of the PFS will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) within 45 days from the date of the PFS  news release (November 5th, 2018) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112 lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 21-JAN-19